Mail Stop 4561

January 9, 2008

By U.S. Mail and facsimile to (626)307-3849.

Howard I. Atkins
Senior Executive Vice President and Chief Financial Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

      Re: Wells Fargo & Company
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Form 10-Q for the Fiscal Quarter Ended September 30, 2007
              Forms 8-K filed May 31, 2007, June 7, 2007, July 9, 2007 and November 7, 2007
              File No. 001-02979

Dear Mr. Atkins:

We have reviewed your response filed with the Commission on December 14, 2007 and have the following additional comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise future filings beginning with your December 31, 2007 Form 10-K in response to these comments and provide us with a draft of your intended revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to our prior comment 2 in our letter dated November 15, 2007. Please expand your proposed disclosures to include a discussion of the company's definition of foreseeable future under paragraph 8(a) of SOP 01-6.

2.   Please refer to our prior comment 3 in our letter dated November 15, 2007. We
      note that you present capitalized mortgage servicing rights as a use of cash in the
      investing section of the cash flow statements within the other changes in MSRs
      line item. Because mortgage servicing rights do not exist until they are separated
      from the associated loans when the loans are sold, these amounts represent a non-
      cash transaction. Specifically, upon sale of the loans, the amounts related to the
      mortgage servicing rights are reclassified on the balance sheet from loans held for
      sale to mortgage servicing rights, which is a non-cash transaction. Please revise
      accordingly.

3.   Please refer to our prior comment 4 in our letter dated November 15, 2007.
      Please tell us the following information related to the hedging relationships for
      which you used the short-cut method of hedge effectiveness assessment during
      the first five months of 2006 and prior periods:

      - Please provide an analysis of how you determined the effect of using the
        short-cut method of hedge effectiveness assessment for your trust preferred
        securities that contained a deferral feature was immaterial for each prior
        period;

      - Please tell us the reasons why you discontinued the use of the short-cut
        method of hedge effectiveness assessment for your hedged certificates of
        deposits. Please tell us the terms of the hedged items and the hedging
        instruments. To the extent that the impact of using the short-cut method to
        assess hedge effectiveness for these instruments was immaterial to all prior
        periods, please provide a materiality analysis for each impacted period;

      - Please tell us the hedging instruments and hedged items for which you used
        the matched terms of hedge effectiveness assessment. Tell us how you
        determined these relationships met the criteria to use the matched terms of
        hedge effectiveness assessment under paragraph 65 of SFAS 133 and tell us
        each critical term of the hedged item and the hedging instrument. To the
        extent you believe the impact of using the matched terms method of assessing
        hedge effectiveness to be immaterial to prior periods, please provide us with
        your analysis.

4.   In Exhibit 1 of your response filed with the Commission on December 14, 2007,
      we note that you use regression analysis to assess hedge effectiveness for a
      number of your hedging relationships. Please tell us the following information:

      - For each type of asset and liability and each specific risk being hedged, please
        tell us the regression outputs you consider when assessing whether these
        hedges are expected to be highly effective during the period that the hedge is
        designated.

- Tell us the extent to which you exclude any outputs from your consideration of effectiveness.

- If you do exclude certain outputs, tell us your basis for doing so. Specifically reference the appropriate sections of SFAS 133, including any applicable DIG Issues that support this approach.

5. In Exhibit 1 of your response filed with the Commission on December 14, 2007, we note that you utilize the dollar offset method for assessing hedge effectiveness for certain of your equity securities hedged with equity collars. Please tell us whether there have been any instances in which you failed the dollar off-set method (i.e., outside the range of 80% - 125%) and yet still concluded that the relationship was highly effective and continued to apply hedge accounting. If so, tell us what additional procedures you performed and how you concluded it was appropriate to continue to apply hedge accounting.

6. Please refer to our prior comment 5 in our letter dated November 15, 2007. We have reviewed your response, and the information included in Exhibit 3 of your letter. Please provide the full materiality analysis given in draft form to the Staff on November 20, 2007. To the extent you believe the information to be proprietary, please redact the relevant portions of your analysis and file a FOIA request with your response.

* * * * *

As appropriate, please revise future filings, beginning with your December 31, 2007 Form 10-K, in response to these comments. Please provide us with a draft of your intended revisions within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore at (202) 551-3463, or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant